Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-220927

Dated October 18, 2017

Relating to Preliminary Prospectus Dated October 12, 2017

PLYMOUTH INDUSTRIAL REIT, INC.

Pricing Term Sheet

7.50% Series A Cumulative Redeemable Preferred Stock

Defined terms used in this free writing prospectus but not defined herein have the meanings ascribed to them in Plymouth Industrial REIT, Inc.’s preliminary prospectus dated October 12, 2017, or the Preliminary Prospectus, included in the Registration Statement on Form S-11 (File No. 333-220927) of Plymouth Industrial REIT, Inc., as filed with the Securities and Exchange Commission on October 12, 2017, or the Registration Statement. The Registration Statement and the Preliminary Prospectus included therein can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1515816/000117152017000420/eps7526.htm

Issuer:	Plymouth Industrial REIT, Inc.

Security:	7.50% Series A Cumulative Redeemable Preferred Stock

Size:	1,800,000 shares ($45,000,000)

Over-allotment Amount:	270,000 shares ($6,750,000)

Trade Date:	October 18, 2017

Settlement Date:	October 25, 2017 (T+5)

Public Offering Price:	$25.00 per share; $45,000,000 total (or $51,750,000 total if the underwriters exercise their option to purchase additional shares in full)

Underwriting Discounts and Commissions:	$0.7875 per share; $1,417,500 total (or $1,630,125 total if the underwriters exercise their option to purchase additional shares in full)

Net Proceeds (before expenses):	$43,582,500 (or $50,119,875 if the underwriters exercise their option to purchase additional shares in full)

Liquidation Preference:	$25.00 per share

Dividends:	When, as and if authorized by our board of directors, holders of shares of the Series A Preferred Stock will be entitled to receive cumulative cash dividends from, and including, the issue date, to, but excluding, December 31, 2024, payable quarterly in arrears on the last day of March, June, September and December of each year, beginning on December 31, 2017, at the rate of 7.50% per annum on the $25.00 liquidation preference per share (equivalent to a fixed annual rate of $1.875 per share), or the Initial Rate. On and after December 31, 2024, if any shares of Series A Preferred Stock are outstanding, we will pay cumulative cash dividends on each then-outstanding share of Series A Preferred Stock at an annual dividend rate equal to the Initial Rate plus an additional 1.5% of the liquidation preference per annum, which will increase by an additional 1.5% of the liquidation preference per annum on each subsequent December 31 thereafter, subject to a maximum annual dividend rate of 11.5% while the Series A Preferred Stock remains outstanding.

Redemption at Our Option:	Except with respect to our special optional redemption right and maintaining our qualification as a REIT, we may not redeem the Series A Preferred Stock prior to December 31, 2022. On and after December 31, 2022, we may, at our option, upon not fewer than 30 and not more than 60 days’ written notice, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, solely for cash at a redemption price of $25.00 per share, plus an amount equal to all accrued but unpaid dividends (whether or not authorized or declared) to, and including, the redemption date, without interest, to the extent we have funds legally available for that purpose.

Special Optional Redemption:

Upon the occurrence of a Change of Control/Delisting, we may, at our option, redeem the Series A Preferred Stock, in whole or in part within 120 days after the first date on which such Change of Control/Delisting occurred, solely in cash at a redemption price of $25.00 per share, plus an amount equal to any accrued but unpaid dividends (whether or not authorized or declared) to, and including, the redemption date, without interest.

Upon the occurrence of a Change of Control/Delisting, the holders of any shares of Series A Preferred Stock that we have not called for redemption pursuant to our optional redemption right or our special optional redemption right will have the option to cause us to redeem their shares of Series A Preferred Stock, solely in cash, for $25.00 per share, plus an amount equal to any accrued but unpaid dividends (whether or not authorized or declared) to, and including, the redemption date, without interest.

CUSIP / ISIN:	729640 201 / US7296402016

Expected Listing:	We have filed an application to list the Series A Preferred Stock with the NYSE American under the symbol “PLYM-PrA.” If the listing application is approved, we expect trading of the Series A Preferred Stock to commence within 30 days after initial delivery of the Series A Preferred Stock.

Voting Rights

Holders of shares of the Series A Preferred Stock will generally have no voting rights. However, if dividends on the Series A Preferred Stock have not been paid for each of six or more quarterly periods (whether or not consecutive), the holders of shares of the Series A Preferred Stock along with holders of our securities ranking on parity with the Series A Preferred Stock with respect to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up will have the right to elect two (2) additional members to our board of directors.

Further, the holders of shares of the Series A Preferred Stock will retain voting rights with respect to amendments or alterations to our charter that would materially and adversely affect the terms of the Series A Preferred Stock, and other matters which may negatively affect the rights of holders of shares of the Series A Preferred Stock, as set forth in the Preliminary Prospectus.

Lead Book-Running Manager:	D.A. Davidson & Co.

Joint Book-Runners:	BB&T Capital Markets, Ladenburg Thalmann and National Securities

CAPITALIZATION

The following table sets forth as of June 30, 2017:

•	the actual capitalization of the company;
•	our pro forma as-adjusted capitalization, which gives effect to (i) the issuance of 160,000 shares of our common stock as a result of the partial exercise of the underwriters’ overallotment option in connection with our initial listed public offering and (ii) $23.8 million in borrowings under the KeyBank Credit Agreement; and
•	our pro forma capitalization as further adjusted for this offering to give effect to the sale of 1,800,000 shares of Series A Preferred Stock in this offering, net of the underwriting discounts and estimated offering expenses payable by us (assuming no exercise of the underwriters’ option to purchase additional shares) and the repurchase of 263,158 shares of our common stock from Torchlight with a portion of the net proceeds from this offering.

This table should be read in conjunction with “Use of Proceeds,” “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical audited financial statements and the unaudited pro forma financial information and related notes appearing elsewhere in this prospectus.

($ in thousands)	As of June 30, 2017
	Historical	Pro Forma	Pro Forma As Further Adjusted for this Offering
	(Unaudited)	(Unaudited)	(Unaudited)
Debt:
Senior secured debt, net	$116,402	$116,402	$116,402
Deferred interest	200	200	200
Mezzanine debt to investor, net	29,319	29,319	29,319
Secured revolving line of credit	—	23,825	23,825
Total debt	$145,921	$169,746	$169,746

Deficit
Preferred Stock $0.01 par value per share, 100,000,000 shares authorized, none issued and outstanding, historical and pro forma and 100,000,000 shares authorized, 1,800,000 shares of Series A Preferred Stock issued and outstanding, pro forma as further adjusted for this offering[1]	—	—	$45,000
Common stock $0.01 par value per share, 900,000,000 shares authorized, 3,652,886 shares issued and outstanding, historical, 3,812,886 outstanding pro forma and 900,000,000 shares authorized, 3,549,728 shares issued and outstanding pro forma as further adjusted for this offering	$37	$39	$36
Additional paid-in capital	123,448	126,263	119,368
Accumulated deficit	(112,107)	(112,107)	(112,107)
Non-controlling interest	—	8,007	8,007
Total Equity	$11,378	$22,202	$60,304

(1) Pro forma as further adjusted for this offering preferred stock outstanding represents the 1,800,000 shares of Series A Preferred Stock issued in this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

We have filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus in that registration statement for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it from D.A. Davidson & Co. by calling toll-free 1-800-332-5915 or by emailing prospectusrequest@dadco.com.